22006792

SEC Mail Processing

JUN 03 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-66246

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jordan Knauff & Co.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Madison St. Suite 980
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cook Jordan	312-254-5900	CJ@jordanknauff.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sipkin ,Joseph , Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

250 West 5th Street	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DNS

OATH OR AFFIRMATION

I, COOK JORDAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JORDAN & KNAUFF CO, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
CHARO DANIELS
Notary Public - State of Illinois
My Commission Expires September 13, 2022

Signature: George Cook Jordan, Jr.

Title: Managing Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2021

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2021

CONTENTS

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Jordan Knauff & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jordan Knauff & Company as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jordan Knauff & Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jordan Knauff & Company's management. Our responsibility is to express an opinion on Jordan Knauff & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jordan Knauff & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Jordan Knauff & Company's financial statements. The supplemental information is the responsibility of Jordan Knauff & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners, LLC

We have served as the Company's auditor since 2021.

Ocean, NJ
May 26, 2022

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash	$ 252,588
Accounts receivable	40,764
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $351,765)	21,116
Prepaid expenses and other assets	15,501
Total assets	$ 329,969
LIABILITIES AND MEMBERS' CAPITAL DEFICIENCY	
Liabilities	
Accounts payable and accrued expenses	$ 109,336
Contract liabilities	13,000
Capital lease obligations	12,294
	134,630
Commitments and contingencies	
Liabilities subordinated to claims of general creditors pursuant to subordinated loan agreement with member	200,000
Total liabilities	334,630
MEMBERS' CAPITAL DEFICIENCY	(4,661)
Total liabilities and members' capital deficiency	$ 329,969

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

Revenue:	
Investment banking fees:	
Advisory fees	$ 404,344
Success fees	264,125
Management fees	48,000
Expense reimbursement	26,449
Loan forgiveness	238,092
Interest	26
Total revenue	981,036
Operating expenses:	
Salaries	475,347
Payroll taxes	37,289
Accounting fees	95,202
Depreciation	24,013
Bad Debt Expense	90,056
Dues and subscriptions	9,929
Guaranteed payments to member	180,000
Insurance - other	5,945
Legal and professional	30,092
Marketing and advertising	14,052
Medical insurance	78,893
Miscellaneous	82,607
Occupancy	171,721
Office supplies	12,621
Outsourced administration	25,973
Telecommunications	17,086
Travel and entertainment	52,610
Total operating expenses	1,403,436
Operating loss	(422,400)
Other income/(expense):	
Interest expense	(44,890)
Net loss	$ (467,290)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL (DEFICIENCY)
YEAR ENDED DECEMBER 31, 2021

Members' capital:	
Balance, beginning of year	$ 38,629
Capital contribution	424,000
Net loss	(467,290)
Balance, end of year	$ (4,661)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2021

Subordinated borrowings, beginning of year	$ 200,000
Subordinated borrowings, end of year	$ 200,000

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net loss	$ (467,290)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:	
Interest contributed	24,000
Depreciation	24,051
Loan forgiveness	(238,092)
(Increase) decrease in operating assets:	
Accounts receivable	127,502
Other assets	16,098
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	13,206
Subordinated borrowings	-
Accrued revenue	(7,000)
Lease obligations	(5,789)
Net cash used in operating activities	(513,314)
Cash flows from financing activities:	
Capital contributed	400,000
PPP loan proceeds	119,046
Net cash provided by financing activities	519,046
Increase in cash and cash equivalents	5,732
Cash and cash equivalents, beginning of year	246,856
Cash and cash equivalents, end of year	**$ 252,588**
Supplemental cash flow information	
Interest paid	$ 20,890
Supplemental non-cash disclosure	
Accrued interest expense contributed as capital	$ 24,000

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

1. Nature of business

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company.

The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) because its business is limited to private placement of securities and investment advisory services.

2. Significant accounting policies

Revenue recognition:

Investment banking:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized at the point in time when the performance occurs.

Management fees:

The Company has an agreement to provide management and advisory services to an affiliate. Revenue is recognized over time as services are simultaneously provided and consumed by the customer.

2. Significant accounting policies (continued)

Revenue recognition (continued):

Revenues recognized from contracts with customers are broken into categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Revenues are disaggregated based on the type of services such as acquisition advisory, business sales, private placement of debt and equity capital, and management fees.

At December 31, 2021, deferred revenues were $13,000. All revenue recognized during the year ended December 31, 2021 is related to contracts with customers. Receivables due from customers totaled $40,764 as of December 31, 2021 and $168,266 as of December 31, 2020.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earnings and a credit to a valuation allowance. Accounts receivable at December 31, 2021 are expected to be fully collected. At December 31, 2021, three clients had receivables which accounted for over 10% of total accounts receivable.

2. Significant accounting policies (continued)

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives (5 to 7 years) of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease, whichever is less.

The following schedule shows the detail of fixed assets for the year ending December 31, 2021:

Property and equipment:	
Furniture and equipment	**$ 290,701**
Leasehold improvements	**82,180**
	372,881
Less accumulated depreciation and amortization	**351,765**
Property and equipment, net	**$ 21,116**

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

3. Liabilities subordinated to claims of general creditors

Subordinated liabilities consist of a subordinated loan with a value of $200,000 as evidenced by a subordinated loan agreement approved by FINRA. The note matures on November 30, 2022 and bears interest at 12%. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid in advance of maturity.

Accrued interest of $24,000 was contributed to capital on December 31, 2021 and is included in members' capital.

4. Office lease

The Company leased office space pursuant to a lease extension that expired on December 31, 2021. Rent expense was $171,721 in 2021. See note 11.

5. Capital Lease Obligations

The Company leases a copier and phone system under leases classified as capital leases. The leased equipment is amortized on a straight-line basis over 4 and 5 years, respectively. Total accumulated amortization related to the leased equipment was $16,453 as of December 31, 2021.

The following is a schedule showing the future minimum lease payments under capital leases by year.

Year ending December 31:	Amount
2022	10,390
2023	1,904
Total	$ 12,294

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $125,580, which was $117,424 in excess of its required net capital of $8,156. The Company's net capital ratio was 97%.

7. Concentration of credit risk

The Company maintains cash in a bank account which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2021.

9. Related party transactions

The Company has an agreement, effective April 1, 2016, to provide management, administration and advisory services to an affiliate under common control. This agreement calls for fixed monthly payments plus additional contingent fees. Under the agreement, fees from the affiliate totaled $48,000 for the year ended December 31, 2021 and amounts due from the affiliate totaled $12,000 at December 31, 2021. These amounts are included in management fees and accounts receivable, respectively.

10. PPP loan forgiveness

On May 8, 2020 and March 12, 2021, the Company was granted loans from Northern Trust Corporation of $119,046, pursuant to the Paycheck Protection Program (PPP) under Division A, Title I of the CARES Act, which was enacted on March 27, 2020. These loans were forgiven by the Small Business Administration on May 28, 2021 and August 6, 2021, respectively, and $238,092 was recorded as revenue.

11. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

Owners have pledged additional support to the Company to enable it to continue as a going concern.

11. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2021, the financial statement date, through May 23, 2022, the date the financial statements were issued. The following subsequent event was identified.

The Company signed a lease extension for office space expiring on December 31, 2022. The lease extension requires monthly payments of $8,869.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2021

Total members' capital deficiency		$ (4,661)
Additions:		
Liabilities subordinated to claims of general creditors		200,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	(40,764)	
Property and equipment, net	(23,045)	
Prepaid expenses and other assets	(5,950)	(69,759)
Net capital		125,580
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		8,156
Remainder: Capital in excess of all requirements		$ 117,424
Aggregate indebtedness:		
Accounts payable and other liabilities		$ 122,336
Ratio of aggregate indebtedness to net capital		97%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2021.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2021

The Company is operating pursuant to an exemption under 17 C.F.R. Section 240.15c3-3 due to the limited nature of its business.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Jordan Knauff & Company

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Jordan Knauff & Company (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements and investment banking. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jordan Knauff & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jordan Knauff & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Adeptus Partners, LLC

Ocean, NJ
May 26, 2022

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2021

Jordan, Knauff & Company, ("the "Company"), is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
2) The Company is filing this Exemption Report relying on Footnote 74 of the U.S. Securities and Exchange Commission (SEC) Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5; because the Company limits its business activities exclusively to private placements and investment banking, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, G. Cook Jordan, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: G. Cook Jordan, Jr. Managing Principal
Title